4750 Patrick Henry Drive

Santa Clara, CA 95054

April 17, 2012

VIA EDGAR AND E-MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Mark P. Shuman
Ryan Houseal

Re:	Infoblox Inc.
Registration Statement on Form S-1 (Registration No. 333-178925)

Acceleration Request

Requested Date:	April 19, 2012
Requested Time:	4:00 p.m. Eastern Time

Ladies and Gentlemen:

Infoblox Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-captioned Registration Statements on Form S-1 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Laird H. Simons III or William L. Hughes, both of whom are attorneys with our legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

•

should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows]

We request that we be notified of such effectiveness by a telephone call to Mr. Simons at (650) 335-7233, or in his absence Mr. Hughes at (415) 875-2479. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of such Registration Statements be sent to Fenwick & West LLP, attention: Laird H. Simons III and William L. Hughes, via facsimile to (650) 938-5200.

Sincerely, INFOBLOX Inc.

By:	/s/ Robert D. Thomas
Robert D. Thomas Chief Executive Officer

cc:	Robert E. Horton, Esq., Infoblox Inc.

Laird H. Simons III, Esq., Fenwick & West LLP

William L. Hughes, Esq., Fenwick & West LLP

[Signature Page to Acceleration Request]